UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Landsea Homes Corporation

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

51509P103

(CUSIP Number)

Qin Zhou

Chief Executive Officer

Landsea Holdings Corporation

530 Lytton Ave, 2nd Floor, Palo Alto, CA 94301

(213) 689-5132

With a copy to:

James Hsu, Esq.

Squire Patton Boggs (US) LLP

555 Flower St 31st floor

Los Angeles, CA 90071

(213) 689-5170

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 12, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 51509P103	SCHEDULE 13D

1	Name of Reporting Persons Landsea Holdings Corporation
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO (see Item 3)
5	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power - 0 -
	8	Shared Voting Power 19,740,729 (1) (see Items 4 and 5)
	9	Sole Dispositive Power - 0 -
	10	Shared Dispositive Power 19,740,729 (1) (see Items 4 and 5)

11	Aggregate Amount Beneficially Owned by Each Person 19,740,729 shares of Common Stock (1) (see Items 4 and 5)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 50.1% (2)
14	Type of Reporting Person CO; HC

(1)

Consists of 19,740,729 shares of common stock “(“Common Stock”) of Landsea Homes Corporation (the “Issuer”) held of record by Landsea Holdings Corporation (“Landsea Holdings”) immediately following the completion of the sale of 443,478 shares of Common Stock by Landsea Holdings pursuant to the exercise in full of the Underwriters’ option to purchase additional shares in the Secondary Offering (as defined below), as disclosed in the Issuer’s final prospectus supplement dated June 12, 2023, as filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 14, 2023 (the “Secondary Offering”).

(2)

The percentage ownership is based upon 39,382,806 shares of Common Stock issued and outstanding as of June 21, 2023, following the completion of the sale of 2,956,522 shares of Common Stock by Landsea Holdings in the Secondary Offering, the repurchase of 443,478 shares of Common Stock by the Issuer through its participation in the Secondary Offering, and the sale of 443,478 shares of Common Stock by Landsea Holdings pursuant to the exercise in full of the Underwriters’ option to purchase additional shares in the Secondary Offering.

CUSIP No. 51509P103	SCHEDULE 13D

1	Name of Reporting Persons Landsea Green Management Limited (F/K/A Landsea Green Properties Co. Ltd.)
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO (see Item 3)
5	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Bermuda

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power - 0 -
	8	Shared Voting Power 19,740,729 (1) (see Items 4 and 5)
	9	Sole Dispositive Power - 0 -
	10	Shared Dispositive Power 19,740,729 (1) (see Items 4 and 5)

11	Aggregate Amount Beneficially Owned by Each Person 19,740,729 shares of Common Stock (1) (see Items 4 and 5)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 50.1% (2)
14	Type of Reporting Person CO; HC

(1)

Consists of 19,740,729 shares of the Issuer’s Common Stock held of record by Landsea Holdings after (a) acquiring (i) 32,557,303 shares of Common Stock issued by the Issuer as merger consideration pursuant to the Merger Agreement and (ii) 5,000,000 shares of Common Stock pursuant to the Sponsor Surrender Agreement, (b) disposing of 179,038 shares of Common Stock pursuant to the Merger Agreement, (c) disposing of 4,838,710 shares of Common Stock pursuant to the Stock Purchase Agreement dated as of May 31, 2022, (d) disposing of 4,398,826 shares of Common Stock pursuant to the Share Repurchase Agreement dated as of June 1, 2022, (e) the automatic surrender and forfeiture on January 7, 2023 of 500,000 shares of Common Stock pursuant to the Sponsor Surrender Agreement, (f) the sale of 2,956,522 shares of Common Stock by Landsea Holdings in connection with the Secondary Offering, and (g) the sale of 443,478 shares of Common Stock by Landsea Holdings pursuant to the exercise in full of the Underwriters’ option to purchase additional shares in connection with the Secondary Offering.

Landsea Green Management Limited (F/K/A Landsea Green Properties Co. Ltd) may be deemed to have beneficial ownership of such shares since Landsea Holdings is 100% indirectly owned by Green Management Limited. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Landsea Green Management Limited or any of its subsidiaries having a beneficial ownership interest in Landsea Holdings that it is the beneficial owner of any of the shares of Common Stock referred to herein for purposes of Section 13(d) of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2)

The percentage ownership is based upon 39,382,806 shares of Common Stock issued and outstanding as of June 21, 2023, following the completion of the sale of 2,956,522 shares of Common Stock by Landsea Holdings in the Secondary Offering, the repurchase of 443,478 shares of Common Stock by the Issuer through its participation in the Secondary Offering, and the sale of 443,478 shares of Common Stock by Landsea Holdings pursuant to the exercise in full of the Underwriters’ option to purchase additional shares in connection with the Secondary Offering.

CUSIP No. 51509P103	SCHEDULE 13D

1	Name of Reporting Persons Ming Tian
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO (see Item 3)
5	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 19,740,729 (1) (see Items 4 and 5)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 19,740,729 (1) (see Items 4 and 5)

11	Aggregate Amount Beneficially Owned by Each Person 19,740,729 shares of Common Stock (1) (see Items 4 and 5)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 50.1% (2)
14	Type of Reporting Person IN; HC

(1)

Consists of 19,740,729shares of the Issuer’s Common Stock held of record by Landsea Holdings after (a) acquiring (i) 32,557,303 shares of Common Stock issued by Landsea Homes Corporation (the “Issuer”) as merger consideration pursuant to the Merger Agreement and (ii) 5,000,000 shares of Common Stock pursuant to the Sponsor Surrender Agreement, (b) disposing of 179,038 shares of Common Stock pursuant to the Merger Agreement, as of January 7, 2021, (c) disposing of 4,838,710 shares pursuant to the Stock Purchase Agreement dated as of May 31, 2022, (d) disposing of 4,398,826 shares of Common Stock pursuant to the Share Repurchase Agreement dated as of June 1, 2022, (e) the automatic surrender and forfeiture on January 7, 2023 of 500,000 shares of Common Stock pursuant to the Sponsor Surrender Agreement, (f) the sale of 2,956,522 shares of Common Stock by Landsea Holdings in connection with the Secondary Offering, and (g) the sale of 443,478 shares of Common Stock by Landsea Holdings pursuant to the exercise in full of the Underwriters’ option to purchase additional shares in connection with the Secondary Offering.

Mr. Tian may be deemed to have beneficial ownership of such shares since Landsea Holdings is 100% indirectly owned by Landsea Green Management Limited (F/K/A Landsea Green Properties Co. Ltd) and Mr. Tian indirectly beneficially owns approximately 58.53% of Landsea Green Management Limited through his interest in Easycorps Group Limited (“Easycorps”), Greensheid Corporation (“Greensheid”), and Landsea International Holdings Limited (“Landsea International”). Easycorps is wholly-owned by Mr. Tian. Greensheid is wholly-owned by Landsea International, which in turn is wholly-owned by Landsea Group Co., Ltd. (“Landsea Group”). Mr. Tian is the controlling shareholder of Landsea Group. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Mr. Tian, Easycorps, Greensheid, Landsea Group, Landsea Green Management Limited or any of Landsea Green Management Limited’s subsidiaries having a beneficial ownership interest in Landsea Holdings that he or it is the beneficial owner of any of the shares of Common Stock referred to herein for purposes of Section 13(d) of Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2)

The percentage ownership is based upon 39,382,806 shares of Common Stock issued and outstanding as of June 21, 2023 following the completion of the sale of 2,956,522 shares of Common Stock by Landsea Holdings in the Secondary Offering and the repurchase of 443,478 shares of Common Stock by the Issuer through its participation in the Secondary Offering, and the sale of 443,478 shares of Common Stock by Landsea Holdings pursuant to the exercise in full of the Underwriters’ option to purchase additional shares in connection with the Secondary Offering.

Statement on Schedule 13D

Explanatory Note

This Amendment No. 6 amends and supplements the Schedule 13D filed on January 19, 2021 (the “Original Schedule 13D”), as amended and supplemented by Amendment No. 1 filed on May 12, 2022, Amendment No. 2 filed on June 2, 2022, Amendment No. 3 filed on June 16, 2022, Amendment No. 4 filed on June 16, 2023, and Amendment No. 5 filed on June 22, 2023. This Amendment No. 6 reports that on June 29, 2023, Landsea Holdings entered into the Change in Terms Agreement with East West Bank to increase an existing credit facility from $5,000,000 to $9,139,137.59 and pledged additional 1,200,578 shares of the Issuer’s Common Stock held by Landsea Holdings to East West Bank to secure the increased credit facility on July 12, 2023.

Item 4. – Purpose of Transaction

Item 4 is hereby amended to add the following supplemental information:

The information set forth in Item 6 is hereby incorporated by reference into Item 4 of this Amendment No. 6.

Item 6. – Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented as follows:

Change in Terms Agreement and Commercial Pledge Agreement

On June 29, 2023, Landsea Holdings entered into the Change in Terms Agreement to amend the Loan Agreement dated June 7, 2022 between Landsea Holdings and East Bank to increase the credit facility from $5,000,000 (the “Original Loan”) to $9,139,137.59 (the “Loan”), and Landsea Holdings agreed to pledge a total of 3,225,578 shares (the “Pledged Securities”) of the Issuer’s Common Stock held by Landsea Holdings to secure the Loan on the terms and conditions of the Commercial Pledge Agreement dated June 29, 2023 between Landsea Holdings and East West Bank. The Loan closed on July 12, 2023. Landsea Holdings therefore executed and delivered on July 12, 2023 an irrevocable transfer power to pledge 1,200,578 shares of the Issuer’s Common Stock in addition to 2,025,000 shares of the Issuer’s Common Stock which were already pledged to East West Bank to secure the Original Loan on June 8, 2022, as reported in the Amendment No. 3 filed on June 16, 2022.

Item 7. – Material to be Filed as Exhibits

Item 7 is hereby supplemented to add the following as exhibits:

Exhibit 10. Commercial Pledge Agreement, dated June 29, 2023, by and between Landsea Holdings Corporation and East West Bank.

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 18, 2023

Landsea Holdings Corporation

By:	/s/ Qin Zhou
Name:	Qin Zhou
Title:	Chief Executive Officer

Landsea Green Management Limited

By:	/s/ Ming Tian
Name:	Ming Tian
Title:	Chairman of the Board

Ming Tian

/s/ Ming Tian